Exhibit 99.1

TABLE OF DEFINITIONS

AeroTurbine	AeroTurbine, Inc.

AerCap, We or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust and its consolidated subsidiaries

AerLift	AerLift Leasing Ltd.

AerLift Jet	AerLift Leasing Jet Ltd.

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

Boeing	The Boeing Company

ECA	Export Credit Agency

ECAPS	Enhanced Capital Advantaged Preferred Securities

Embraer	Embraer S.A.

EOL contract	End of lease contract

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

GFL	Genesis Funding Limited

GFL Transaction	AerCap sale of 100 percent of the class A common shares in GFL to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC on April 22, 2014

GECC	General Electric Capital Corporation

ILFC	International Lease Finance Corporation

ILFC Transaction	AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, purchase of 100 percent of ILFC’s common shares from AIG on May 14, 2014

LIBOR	London Interbank Offered Rates

MR contract	Maintenance reserved contract

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

SEC	U.S. Securities and Exchange Commission

STJ	Superior Tribunal of Justice

TJSP	The State Appellate Court of Sao Paolo

U.S. GAAP	Accounting Principles Generally Accepted in the United States of America

VASP	Viação Aerea de São Paulo

VIE	Variable interest entity

Waha	Waha Capital PJSC

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014	5
Unaudited Condensed Consolidated Income Statements for the Three and Six Months ended June 30, 2015 and June 30, 2014	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months ended June 30, 2015 and June 30, 2014	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months ended June 30, 2015 and June 30, 2014	8
Notes to the Unaudited Condensed Consolidated Financial Statements	10

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2015 and December 31, 2014

		June 30,	December 31,
	Note	2015	2014
		(U.S. dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$1,568,345	$1,490,369
Restricted cash		379,509	717,388
Trade receivables		152,424	160,412
Flight equipment held for operating leases, net	5	32,750,877	31,984,668
Maintenance rights intangible and lease premium, net	6	3,607,717	3,906,026
Flight equipment held for sale		19,533	14,082
Net investment in finance and sales-type leases		426,106	347,091
Prepayments on flight equipment	20	3,416,378	3,486,514
Other intangibles, net	7	511,356	523,709
Deferred income tax assets	13	150,218	190,029
Other assets	8	1,074,016	1,047,092
Total Assets		$44,056,479	$43,867,380
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	10	$1,153,434	$1,195,880
Accrued maintenance liability	11	3,197,971	3,194,365
Lessee deposit liability		864,461	848,332
Debt	12	30,682,408	30,402,392
Deferred income tax liabilities	13	335,865	283,863
Commitments and contingencies	20
Total Liabilities		36,234,139	35,924,832

Ordinary share capital, €0.01 par value (350,000,000 ordinary shares authorized, 213,109,795 ordinary shares issued and 197,411,207 ordinary shares outstanding at June 30, 2015 and 350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding at December 31, 2014)		2,568	2,559
Additional paid-in capital		5,580,398	5,557,627
Treasury shares (15,698,588 ordinary shares)	14	(761,228)	—
Accumulated other comprehensive loss		(6,585)	(6,895)
Accumulated retained earnings		2,931,090	2,310,486
Total AerCap Holdings N.V. shareholders’ equity	14	7,746,243	7,863,777
Non-controlling interest	14	76,097	78,771
Total Equity	14	7,822,340	7,942,548
Total Liabilities and Equity		$44,056,479	$43,867,380

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Six Months Ended June 30, 2015 and 2014

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2015	2014	2015	2014
		(U.S. dollars in thousands, except share and per share amounts)
Revenues and other income
Lease revenue		$1,234,279	$745,656	$2,460,416	$994,717
Net gain (loss) on sale of assets		54,606	(936)	88,307	8,870
Other income	16	48,635	44,424	78,011	50,391
Total Revenues and other income		1,337,520	789,144	2,626,734	1,053,978
Expenses
Depreciation and amortization	5, 7	459,386	277,259	911,615	367,044
Asset impairment		2,747	287	7,443	287
Interest expense	12	255,014	171,659	542,619	234,664
Leasing expenses		173,426	22,551	263,153	35,334
Transaction and integration related expenses	4	1,091	100,999	5,476	122,477
Selling, general and administrative expenses	15	91,458	63,256	186,538	86,387
Total Expenses		983,122	636,011	1,916,844	846,193
Income before income taxes and income of investments accounted for under the equity method		354,398	153,133	709,890	207,785
Provision for income taxes	13	(47,846)	(32,760)	(95,836)	(37,407)
Equity in net earnings of investments accounted for under the equity method		2,140	2,465	4,008	6,163
Net income		$308,692	$122,838	$618,062	$176,541
Net loss attributable to non-controlling interest		417	834	2,542	1,842
Net income attributable to AerCap Holdings N.V.		$309,109	$123,672	$620,604	$178,383

Basic earnings per share	17	$1.48	$0.75	$2.95	$1.28
Diluted earnings per share	17	$1.46	$0.74	$2.91	$1.26

Weighted average shares outstanding - basic		208,944,833	164,371,369	210,523,173	139,148,164
Weighted average shares outstanding - diluted		211,486,227	166,632,714	213,045,364	141,445,745

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Six Months Ended June 30, 2015 and 2014

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(U.S. dollars in thousands)

Net income attributable to AerCap Holdings N.V.	$309,109	$123,672	$620,604	$178,383

Other comprehensive income:
Change in unrealized fair value adjustments of available-for-sale securities, net of tax of $(36)	—	250	—	250
Change in fair value of derivatives (Note 9), net of tax of $(20), $(513), $(44), and $(150), respectively (a)	141	3,594	310	1,051

Total other comprehensive income	141	3,844	310	1,301

Total comprehensive income attributable to AerCap Holdings N.V.	$309,250	$127,516	$620,914	$179,684

(a)             During the three and six months ended June 30, 2015 and 2014, we did not reclassify any amounts from accumulated other comprehensive income to interest expense in the income statements.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2015 and 2014

	Six Months Ended June 30,
	2015	2014
	(U.S. dollars in thousands)
Net income	$618,062	$176,541
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	911,615	367,044
Asset impairment	7,443	287
Amortization of debt issuance costs and debt discount	22,613	62,964
Amortization of lease premium intangibles	12,184	5,244
Amortization of fair value adjustments on debt	(238,987)	(74,718)
Accretion of fair value adjustments on deposits and maintenance liabilities	41,022	15,602
Maintenance rights write off (a)	243,408	—
Maintenance liability release to income	(54,316)	(3,914)
Net gain on sale of assets	(88,307)	(8,870)
Deferred income taxes	91,813	32,740
Other	43,091	27,640
Changes in operating assets and liabilities:
Trade receivables	7,988	33,745
Other assets	31,716	10,708
Accounts payable, accrued expenses and other liabilities	(39,511)	(50,587)
Net cash provided by operating activities	1,609,834	594,426
Purchase of flight equipment	(1,669,831)	(763,688)
Proceeds from sale or disposal of assets	486,165	452,421
Prepayments on flight equipment	(465,707)	(115,906)
Acquisition of ILFC, net of cash acquired	—	(195,311)
Collections of finance and sales-type leases	27,784	8,283
Movement in restricted cash	337,879	201,002
Other	(14,000)	—
Net cash used in investing activities	(1,297,710)	(413,199)
Issuance of debt	2,180,384	2,986,693
Repayment of debt	(1,650,672)	(1,722,606)
Debt issuance costs paid	(16,511)	(95,674)
Maintenance payments received	342,701	139,212
Maintenance payments returned	(311,238)	(47,060)
Security deposits received	85,970	24,227
Security deposits returned	(81,433)	(29,842)
Repurchase of shares and tax withholdings on share-based compensation	(781,337)	—
Net cash (used in) provided by financing activities	(232,136)	1,254,950
Net increase in cash and cash equivalents	79,988	1,436,177
Effect of exchange rate changes	(2,012)	(256)
Cash and cash equivalents at beginning of period	1,490,369	295,514
Cash and cash equivalents at end of period	$1,568,345	$1,731,435

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$717,848	$142,297
Income taxes, net	12,692	5,157

(a) Maintenance rights write off consisted of the following:
EOL and MR contract maintenance rights expense	$169,775	$—
EOL contract maintenance rights write off due to cash receipt	41,431	—
MR contract maintenance rights write off due to maintenance liability release	32,202	—
Maintenance rights write off	$243,408	$—

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

For the Six Months Ended June 30, 2015 and 2014

Non-Cash Investing and Financing Activities

Six Months Ended June 30, 2015:

Flight equipment held for operating leases in the amount of $91.9 million was reclassified to Net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $17.4 million was reclassified to inventory, which is included in Other assets.

Six Months Ended June 30, 2014:

Flight equipment held for operating leases in the amount of $7.0 million was reclassified to inventory, which is included in Other assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an independent aircraft leasing company with total assets of $44.1 billion mainly consisting of 1,130 owned aircraft as of June 30, 2015. Our ordinary shares are listed on the New York Stock Exchange (AER) and our headquarters are located in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi and representation offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries (“AerCap”). AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap” or “N.V.”) formed on July 10, 2006.

On May 14, 2014 (the “Closing Date”), AerCap successfully completed the ILFC Transaction, as further described in Note 4 - ILFC Transaction. The total consideration paid to AIG on the Closing Date consisted of $2.4 billion in cash and 97,560,976 newly issued AerCap ordinary shares. Immediately following the ILFC Transaction, AIG owned approximately 46 percent of AerCap.

On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering pursuant to a registration statement on Form F-3 that was filed with the SEC on March 31, 2015 by AerCap in accordance with the terms of a registration rights agreement we entered into with AIG in connection with the ILFC Transaction. Also on June 9, 2015, AerCap repurchased 15,698,588 of its ordinary shares from AIG for consideration consisting of $500 million of junior subordinated notes issued to AIG and $250 million of cash on hand (the “Share Repurchase”). Upon the issuance of the junior subordinated notes, the amount available under the AIG revolving credit facility was reduced from $1.0 billion to $500 million. Following the secondary public offering and the Share Repurchase, AIG owns approximately 5.4 percent of AerCap.

2.  Basis of presentation

General

Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed to be the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the PB.

Other investments over which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

These interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015. The results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of those for a full fiscal year.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Use of estimates

The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting acquisition accounting in a business combination, the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

In the three and six months ended June 30, 2015 and 2014, we changed our estimates of residual values and useful lives of certain aircraft. The changes in estimates are a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect for the three and six months ended June 30, 2015 was to reduce Net income by $6.2 million, or $0.03 basic and diluted earnings per share. The effect for the three and six months ended June 30, 2014 was to reduce Net income by $1.5 million, or $0.01 basic and diluted earnings per share.

Prior period comparative information

As of December 31, 2014, we finalized all known measurement period adjustments related to the ILFC Transaction, as further described in Note 4 — ILFC Transaction in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015. The final measurement period adjustments were retrospectively recognized as adjustments in our prior period comparative information.

The Condensed Consolidated Income Statement for the six months ended June 30, 2015 includes a reclassification, as compared to the quarterly report on Form 6-K for the first quarter ended March 31, 2015, filed with the SEC on May 20, 2015, of $3.0 million to reduce Lease revenue and Leasing expenses. Commencing in the second quarter of 2015, for MR contracts, the release of maintenance rights intangible and accrued maintenance liability at lease termination are presented on a net basis in the Condensed Consolidated Income Statement. Previously these amounts were presented on a gross basis. There were no changes to the Condensed Consolidated Balance Sheets, Net income or Total Equity as a result of this reclassification in the period.

The Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2014 includes a reclassification, as compared to the quarterly report on Form 6-K for the second quarter ended June 30, 2014, filed with the SEC on August 28, 2014, of $3.7 million to reduce investing cash flows related to the Collection for finance and sales-type leases and increase Net cash provided by operating activities for the interest income received associated with the collections for finance and sales-type leases. There were no changes to the Condensed Consolidated Balance Sheets, Net income or Total Equity as a result of this reclassification in the period.

Out of period adjustment

Our Condensed Consolidated Income Statement for the six months ended June 30, 2015, includes an out of period adjustment which decreased Net income by $14.4 million, or $0.07 basic and diluted earnings per share. This adjustment corrects the capitalized interest on Prepayments on flight equipment in prior periods. Management has determined, after evaluating the quantitative and qualitative aspects of this out of period adjustment, that our current and prior period financial statements taken as a whole are not materially misstated.

Reportable segments

We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

3. Summary of significant accounting policies

Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

Recent accounting guidance adopted during 2015:

Reporting discontinued operations

In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation.

We adopted the standard on its required effective date of January 1, 2015 and it did not have any effect on our consolidated financial condition, results of operations or cash flows.

Future application of accounting guidance:

Revenue from contracts with customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

This standard was originally effective for the fiscal year beginning after December 1, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which defers the effective date by one year, to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption would be permitted but not before the original effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

Disclosure of going concern uncertainties

In August 2014, the FASB issued an accounting standard that requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. We plan to adopt the standard on its required effective date of January 1, 2017.

Amendments to the consolidation analysis

In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

This standard will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. We plan to adopt the standard on its required effective date of January 1, 2016. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

Presentation of debt issuance costs

In April 2015, the FASB issued an accounting standard that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. The standard is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the standard should be applied retrospectively to all prior periods presented in the financial statements. We plan to adopt the standard on its required effective date of January 1, 2016. The adoption of this standard will only result in a change in presentation of these costs on our Condensed Consolidated Balance Sheets.

4. ILFC Transaction

On the Closing Date, AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, completed the purchase of 100 percent of ILFC’s common shares from AIG. See Note 1 — General.

AerCap reported transaction and integration expenses related to the ILFC Transaction as provided in the table below. These expenses are included in the Condensed Consolidated Income Statements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Severance and other compensation expenses	$1,091	$44,208	$5,476	$44,208
Banking fees	—	36,079	—	45,740
Professional fees and other expenses	—	20,712	—	32,529
	$1,091	$100,999	$5,476	$122,477

The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2013.

	Pro Forma
	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Total Revenues and other income	$1,278,504	$2,674,349
Net income	203,434	469,746

5.  Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the six months ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30,
	2015	2014
Net book value at beginning of period	$31,984,668	$8,085,947
ILFC Transaction	—	24,038,423
GFL Transaction	—	(726,985)
Additions	2,135,740	841,929
Depreciation	(891,473)	(358,653)
Impairment	(7,443)	(287)
Disposals/Transfers to held for sale	(361,350)	(217,413)
Transfers to Net investment in finance and sales-type leases/Inventory	(109,265)	(7,016)
Net book value at end of period	$32,750,877	$31,655,945
Accumulated depreciation at June 30, 2015 and June 30, 2014, respectively	$(3,178,639)	$(1,485,402)

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

6. Maintenance rights intangible and lease premium, net

Maintenance rights intangible and lease premium consisted of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Maintenance rights intangible	$3,526,134	$3,812,259
Lease premium	81,583	93,767
	$3,607,717	$3,906,026

Movements in maintenance rights intangible during the six months ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30,
	2015	2014
Maintenance rights intangible, net at beginning of period	$3,812,259	$—
ILFC Transaction	—	3,975,286
EOL and MR contract maintenance rights expense	(169,775)	—
MR contract maintenance rights write off due to maintenance liability release	(32,202)	—
EOL contract maintenance rights write off due to cash receipt	(41,431)	—
EOL and MR contract intangible write off due to sale of aircraft	(42,717)	—
Maintenance rights intangible, net at end of period	$3,526,134	$3,975,286

The following table presents details of lease premium and related accumulated amortization at June 30, 2015 and December 31, 2014:

	June 30, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$112,755	$(31,172)	$81,583

	December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$119,763	$(25,996)	$93,767

Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

During the three months ended June 30, 2015 and 2014, we recorded amortization expense for lease premium of $5.9 million and $3.6 million, respectively. During the six months ended June 30, 2015 and 2014, we recorded amortization expense for lease premium of $12.2 million and $5.2 million, respectively.

7. Other intangibles, net

Other intangibles consisted of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Goodwill	$58,094	$58,094
Customer relationships	336,059	346,647
Contractual vendor intangible assets	47,580	47,580
Tradename and other intangible assets	69,623	71,388
	$511,356	$523,709

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The following table presents details of customer relationships and tradename and other intangible assets and related accumulated amortization at June 30, 2015 and December 31, 2014.

	June 30, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(23,941)	$336,059
Tradename and other intangible assets	83,973	(14,350)	69,623
	$443,973	$(38,291)	$405,682

	December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(13,353)	$346,647
Tradename and other intangible assets	79,365	(7,977)	71,388
	$439,365	$(21,330)	$418,035

During the three months ended June 30, 2015 and 2014, we recorded amortization expense for customer relationships and tradename and other intangible assets of $8.5 million and $4.4 million, respectively. During the six months ended June 30, 2015 and 2014, we recorded amortization expense for customer relationships and tradename and other intangible assets of $17.0 million and $4.4 million, respectively.

8.  Other assets

Other assets consist of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015		December 31, 2014
Inventory	$292,358		$315,532
Debt issuance costs	199,516		203,965
Lease incentives	152,736		116,061
Other receivables	129,575		75,819
Investments	119,487		115,554
Notes receivable, net	105,527	(a)	135,154	(b)
Derivative assets (Note 9)	20,100		24,549
Other tangible fixed assets	16,434		21,028
Straight-line rents, prepaid expenses and other	38,283		39,430
	$1,074,016		$1,047,092

(a)             As of June 30, 2015 we had a $2.0 million balance in our allowance for credit losses on notes receivable resulting from a $2.0 million provision recorded during the six months ended June 30, 2015.

(b)             As of December 31, 2014, we did not have an allowance for credit losses on notes receivable and there was no activity recorded for credit losses during the twelve months ended December 31, 2014.

9. Derivative assets and liabilities

We have entered into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore from time to time we enter into foreign currency derivatives to hedge the current and future Euro /U.S. dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts.

As of June 30, 2015, we had interest rate swaps and caps with a combined notional amount of $1.6 billion and a combined positive fair value of $20.0 million, recorded in the Condensed Consolidated Balance Sheet as derivative assets of $20.1 million and derivative liabilities of $0.1 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

We have not applied hedge accounting to any of the above mentioned caps and two interest rate swaps acquired pursuant to the ILFC Transaction. The acquired interest rate swap agreements are subject to a master netting agreement, which would allow the netting of derivative assets and liabilities in the case of default under any one contract. The change in fair value during the three months ended June 30, 2015 and 2014 was a loss of $0.1 million and $6.5 million, respectively, and during the six months ended June 30, 2015 and 2014 was a loss of $7.6 million and $11.4 million, respectively. The change in fair value was recorded in Interest expense in the Condensed Consolidated Income Statements.

As of June 30, 2015, we applied cash flow hedge accounting treatment to one interest rate swap. The one interest rate swap had a notional amount of $19.0 million and a negative fair value of $0.1 million which has been recorded as part of derivative liabilities. The change in fair value related to the effective portion of this interest rate swap is recorded, net of tax, in Accumulated other comprehensive income. We do not expect to reclassify amounts from Accumulated other comprehensive income to net interest over the next 12 months.

Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of June 30, 2015 and December 31, 2014, the Company received cash collateral of $5.8 million and $8.1 million, respectively, from various counterparties and the obligation to return such collateral was recorded in Accounts payable, accrued expenses and other liabilities. The Company had not advanced any cash collateral to counterparties as of June 30, 2015 and December 31, 2014.

The counterparties to our currency exchange and interest rate derivatives are major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

10.  Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consist of the following at June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Accounts payable and accrued expenses	$320,236	$349,632
Deferred revenue	419,492	391,573
Accrued interest	311,068	318,967
Asset value guarantees (Note 20)	102,500	133,500
Derivative liabilities (Note 9)	138	2,208
	$1,153,434	$1,195,880

11. Accrued maintenance liability

Movements in accrued maintenance liability during the six months ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30,
	2015	2014
Accrued maintenance liability at beginning of period	$3,194,365	$466,293
ILFC Transaction	—	2,575,118
GFL Transaction	—	(88,523)
Maintenance payments received	342,701	139,212
Maintenance payments reimbursed	(311,238)	(47,060)
Release to income	(54,316)	(3,914)
Lessor contribution and top ups	(496)	(6,976)
Interest accretion	26,955	11,759
Accrued maintenance liability at end of period	$3,197,971	$3,045,909

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

12.  Debt

As of June 30, 2015, the principal amount of our outstanding indebtedness totaled $29.6 billion, which excludes fair value adjustments of $1.1 billion. As of June 30, 2015, we remain in compliance with the respective financial covenants across our various debt obligations.

The following table provides a summary of our indebtedness:

			Weighted average
			interest rate
	June 30, 2015	December 31, 2014	June 30, 2015 (a)	Maturity
Unsecured
ILFC Legacy Notes	$10,470,222	$11,230,020	6.80%	2015-2022
AerCap Aviation Notes	300,000	300,000	6.38%	2017
AerCap Trust & AerCap Ireland Capital Limited Notes	4,400,000	3,400,000	4.23%	2017-2022
DBS revolving credit facility	300,000	—	2.44%	2018
Other unsecured debt	40,863	53,101	5.50%	2022
Fair value adjustment	818,675	999,869
TOTAL UNSECURED	16,329,760	15,982,990
Secured
Export credit facilities	2,375,985	2,691,316	2.29%	2015-2025
Senior secured notes	2,550,000	2,550,000	6.94%	2016-2018
Institutional secured term loans	3,290,471	3,355,263	3.11%	2020-2021
ALS II debt	269,913	325,920	2.04%	2038
AerFunding revolving credit facility (b)	886,523	887,385	2.44%	2019
AeroTurbine revolving credit agreement	326,530	302,142	2.69%	2019
Other secured debt	2,778,086	2,781,801	3.39%	2015-2026
Boeing 737 800 pre-delivery payment facility	80,136	174,306	3.03%	2015
Fair value adjustment	230,961	287,227
TOTAL SECURED	12,788,605	13,355,360
Subordinated
ECAPS subordinated notes	1,000,000	1,000,000	5.31%	2065
Junior Subordinated Notes (Note 19)	500,000	—	6.50%	2045
Subordinated debt joint ventures partners	64,280	64,280	1.96%	2015-2022
Fair value adjustment	(237)	(238)
TOTAL SUBORDINATED	1,564,043	1,064,042
	$30,682,408	$30,402,392

(a)             The weighted average interest rate is calculated based on the U.S. dollar LIBOR rate as of June 30, 2015, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of debt issuance costs.

(b)             As of June 30, 2015, approximately $1.3 billion was undrawn under this facility.

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015 and our quarterly report on Form 6-K for the first quarter ended March 31, 2015, filed with the SEC on May 20, 2015. There have been no material changes to our indebtedness besides scheduled repayments, since the filing of those reports, except for those described below.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

AerCap Trust & AerCap Ireland Capital Limited Notes

In June 2015, AerCap Trust and AerCap Ireland Capital Limited co-issued $1.0 billion aggregate principal amount of senior unsecured notes, consisting of $500 million of 4.250% notes due 2020 and $500 million of 4.625% notes due 2022 (collectively, the “Shelf Takedown Notes”), the issuance of which was registered with the SEC. The proceeds from the offering were used for general corporate purposes.

The Shelf Takedown Notes are guaranteed by AerCap and certain of its subsidiaries.

The indenture governing the Shelf Takedown Notes contains customary covenants that, among other things, restrict our, and our restricted subsidiaries’ ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares during certain events of default; (iii) designate restricted subsidiaries as non-restricted subsidiaries; (iv) make investments in or transfer assets to non-restricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets. The indenture also provides for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the indenture may immediately become due and payable.

We may redeem the Shelf Takedown Notes, in whole or in part, at any time at a price equal to 100% of the aggregate principal amount plus the applicable “make-whole” premium plus accrued and unpaid interest, if any, to the redemption date. The “make-whole” premium is the excess of (i) the sum of the present value at such redemption date of all remaining scheduled payments of principal and interest on such notes through the stated maturity date of the notes (excluding accrued but unpaid interest to the redemption date), discounted to the date of redemption using a discount rate equal to the Treasury Rate plus 50 basis points; over (ii) the principal amount of the notes to be redeemed.

Institutional secured term loans

Vancouver facility

In May 2015, we entered into an amendment to our Vancouver secured term loan facility to extend the maturity date from June 2017 to April 2020.

Junior Subordinated Notes

In June 2015, AerCap Trust issued $500 million of junior subordinated notes due 2045 (the “Junior Subordinated Notes”), to AIG.  The Junior Subordinated Notes initially bear interest at a fixed interest rate of 6.50%, and beginning in June 2025 will bear interest at a floating rate of three-month LIBOR plus 4.30%.  The notes were issued to AIG as payment for a portion of the Share Repurchase. Upon the issuance of the Junior Subordinated Notes, the amount available under the AIG revolving credit facility was reduced from $1.0 billion to $500 million.

We may defer any interest payments on the Junior Subordinated Notes for up to five consecutive years for one or more deferral periods. At the end of five years following the commencement of any deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest. During a deferral period, interest will continue to accrue on the Junior Subordinated Notes and deferred interest will bear additional interest, compounded on each interest payment date. If we have paid all deferred interest (including compounded interest thereon) on the Junior Subordinated Notes, then we may again defer interest payments.

The Junior Subordinated Notes are guaranteed by AerCap and certain of its subsidiaries.

We may at our option redeem the Junior Subordinated Notes before their maturity (i) in whole or in part, at any time and from time to time, on or after June 15, 2025 at 100% of their principal amount plus any accrued and unpaid interest thereon; (ii) in whole, but not in part, before June 15, 2025 at the make-whole redemption price, if an applicable rating agency makes certain changes to the equity credit criteria for securities such as the Junior Subordinated Notes; (iii) in whole, but not in part, at any time at 100% of their principal amount plus any accrued and unpaid interest thereon in the event that we become or would become obligated to pay any additional amounts as a result of a change in tax laws, regulations or official interpretations; or (iv) in whole, but not in part, at 101% of their principal amount plus any accrued and unpaid interest thereon within 60 days after the occurrence of a “change of control triggering event” consisting of a change of control and a decline in the rating of our senior unsecured debt securities by two applicable rating agencies. In the event that we do not redeem the Junior Subordinated Notes in connection with a change of control triggering event, the then-applicable annual interest rate borne by the Junior Subordinated Notes will increase by 5.00%.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The Junior Subordinated Notes are junior subordinated unsecured obligations, rank equally with all of AerCap Trust’s future equally ranking junior subordinated indebtedness, if any, and are subordinate and junior in right of payment to all of AerCap Trust’s existing and future senior indebtedness.

We are required to register the Junior Subordinated Notes for resale under the Securities Act upon noteholder request pursuant to a registration rights agreement, which includes an obligation for us to file a Form F-3 to cover resales of the Junior Subordinated Notes from time to time.

Other facilities

In the three months ended June 30, 2015, additional new secured financings of $76 million were issued.

13. Income taxes

Our blended effective tax rate was 13.5% for the three and six months ended June 30, 2015 and was 21.4% and 18.0% for the three and six months ended June 30, 2014, respectively. The decrease in our effective tax rate is driven primarily by the transfer of aircraft and substantial business operations from the United States to Ireland. Our blended effective tax rates for the three and six months ended June 30, 2015 and 2014 were determined based upon estimates of our blended effective tax rates for the years ending December 31, 2015 and 2014, respectively. The blended effective tax rate in any year is impacted by the source and amount of earnings among our different tax jurisdictions.

14. Equity

In February 2015, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares. In May 2015, the Board of Directors authorized an additional $500 million, increasing the total authorization under the program to $750 million.

On June 9, 2015, we completed the Share Repurchase with AIG, at an approximate price per share of $47.77. Consideration for the Share Repurchase consisted of the issuance of the Junior Subordinated Notes to AIG and $250 million of cash on hand.  See Note 1 — General and Note 12 — Debt. In relation to the Share Repurchase, we incurred $11.2 million of expenses.

Movements in equity during the six months ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30, 2015
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$7,863,777	$78,771	$7,942,548
Dividends paid	—	(132)	(132)
Repurchase of shares	(761,228)	—	(761,228)
Share-based compensation, net of tax withholdings	22,780	—	22,780
Total comprehensive income (loss)	620,914	(2,542)	618,372
Balance at end of period	$7,746,243	$76,097	$7,822,340

	Six Months Ended June 30, 2014
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$2,425,372	$3,860	$2,429,232
ILFC Transaction	4,557,641	77,047	4,634,688
Share-based compensation, net of tax withholdings	17,287	—	17,287
Total comprehensive income (loss)	179,684	(1,842)	177,842
Balance at end of period	$7,179,984	$79,065	$7,259,049

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

15.  Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Personnel expenses	$34,870	$26,603	$77,857	$37,217
Share-based compensation	25,255	15,147	50,094	17,503
Travel expenses	6,029	4,065	11,317	6,160
Professional services	11,973	5,628	21,231	8,137
Office expenses	7,005	5,496	14,649	6,615
Directors expenses	713	414	1,539	1,443
Other expenses	5,613	5,903	9,851	9,312
	$91,458	$63,256	$186,538	$86,387

16. Other income

Other income consists of the following:

	Three Months Ended June 30,				Six Months Ended June 30,
	2015		2014		2015		2014
AeroTurbine
Engines, airframes, parts and supplies revenue	$95,798		$92,277		$179,313		$92,277
Cost of goods sold	(78,678)		(77,341)		(145,271)		(77,341)
Gross profit	17,120		14,936		34,042		14,936
Management fees, interest and other	31,515	(a)	29,488	(b)	43,969	(a)	35,455	(b)
	$48,635		$44,424		$78,011		$50,391

(a)             Includes a $17.0 million gain from the settlement of an asset value guarantee in the three and six months ended June 30, 2015.

(b)             Includes a $19.9 million gain from the sale of an investment accounted for under the equity method in the three and six months ended June 30, 2014.

17. Earnings per ordinary share

Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 232,140 restricted shares as of June 30, 2015. For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following tables:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income for the computation of basic earnings per share	$309,109	$123,672	$620,604	$178,383
Weighted average ordinary shares outstanding - basic	208,944,833	164,371,369	210,523,173	139,148,164
Basic earnings per ordinary share	$1.48	$0.75	$2.95	$1.28

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income for the computation of diluted earnings per share	$309,109	$123,672	$620,604	$178,383
Weighted average ordinary shares outstanding - diluted	211,486,227	166,632,714	213,045,364	141,445,745
Diluted earnings per ordinary share	$1.46	$0.74	$2.91	$1.26

18.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the activities, and being the sole shareholder of the VIE.

AerDragon

In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (“CAS”) and affiliates of Crédit Agricole Corporate and Investment Bank (“CA-CIB”) establishing AerDragon (“AerDragon”) with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in early 2014. During 2013, the joint venture agreement was amended to include East Epoch Limited which agreed to become a shareholder in AerDragon. As of June 30, 2015, CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft- and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by certain aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. In December 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft, four of which were delivered in December 2014, with the remaining six aircraft to be delivered in late 2015 and mid 2016. AerDragon had 23 narrowbody and one widebody aircraft on lease to 10 airlines as of June 30, 2015. AerDragon completed the sales of two narrowbody aircraft to a third party in the six months ended June 30, 2015.

We have determined that AerDragon is a VIE, in which we do not have control and are not the PB. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of certain debt for which we act as a guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Partners I and AerCap Partners 767

In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of June 30, 2015, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. We have also entered into agreements to provide management and marketing services to AerCap Partners I. This senior debt facility was refinanced in advance of maturing in April 2015. The new senior debt facility is fully guaranteed by AerCap Holdings N.V. and will mature in April 2018. At June 30, 2015, AerCap Partners I had $135.0 million outstanding under its new senior debt facility.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited (“AerCap Partners 767”), was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767. The senior debt in AerCap Partners 767 was subsequently refinanced in November 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities in which we have control and are the PB. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our Condensed Consolidated Financial Statements.

Joint ventures with a US-based aircraft leasing company (formerly with Waha)

In 2010, we entered into two joint ventures, AerLift Jet and AerLift, with Waha. We own 50% of AerLift Jet and 39% of AerLift. On April 6, 2014, Waha sold its stake in AerLift to a newly-established US-based aircraft leasing company. AerLift Jet owned four aircraft, and AerLift owned six aircraft as of June 30, 2015. During the six months ended June 30, 2015, Aerlift completed the sale of two engines to AeroTurbine. We have determined that the joint ventures are variable interest entities. We have control and are the PB of AerLift Jet, as such, we consolidate the financial results of AerLift Jet in our Condensed Consolidated Financial Statements. We do not have control and are not the PB of AerLift, and accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC (“ACSAL”), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution of 19.4% in the equity of ACSAL.

We determined that ACSAL is a VIE, in which we do not have control and are not the PB. We do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

Other joint ventures

In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three Airbus A330 and three Airbus A320 aircraft. On June 1, 2011 we sold our 50% interest in three Airbus A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a VIE in which we have control and we are the PB. As such, we consolidate the financial results of this joint venture in our Condensed Consolidated Financial Statements.

We hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities in which we have control and we are the PB. As such, we consolidate the financial results of these entities in our Condensed Consolidated Financial Statements.

We also had an economic interest in AerCo. AerCo is an aircraft securitization vehicle from which we held the most junior class of subordinated notes and some notes immediately senior to those junior notes. We provide a variety of management services to AerCo for which we received fees. AerCo entered into a creditor’s winding up on August 4, 2015. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, during the three and six months ended June 30, 2015, we did not consolidate the financial results of AerCo in our Condensed Consolidated Financial Statements. Historically the investment in AerCo had been written down to zero. We do not expect to realize any value from the creditor’s winding up of AerCo.

In April 2014, we sold our 42.3% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry. AerData continues to provide software services to us.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $268.2 million as of June 30, 2015.

Wholly-owned ECA and Ex-Im financing vehicles

We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Other secured financings

We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

We consolidate one entity, Camden, in which we have a variable interest and which was established to obtain secured financing for the purchase of aircraft. The loans are non-recourse to us except under limited circumstances. We have determined that we are the PB of the entity because we control and manage all aspects of the entity, including directing the activities that most significantly affect the economic performance of the entity, and we absorb the majority of the risks and rewards of the entity.

Wholly-owned leasing entities

We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany loans, which serve as equity. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of the entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

Other variable interest entities

We have variable interests in the following entities, in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance: (i) one entity that ILFC previously sold aircraft to and for which we manage the aircraft, where our variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two affiliated entities, the Castle Trusts, that ILFC previously sold aircraft to and for which we continue to manage the aircraft, where our variable interests consist of the servicing fee we receive for the management of those aircraft.

19.  Related party transactions

AIG

As a result of the ILFC Transaction, AIG held a significant ownership interest in AerCap. Consequently, AIG and its subsidiaries are considered related parties after the Closing Date. Following the secondary public offering and the Share Repurchase, AIG owns approximately 5.4 percent of AerCap.

Debt: On December 16, 2013, AerCap Ireland Capital Limited, entered into a $1.0 billion five year senior unsecured revolving credit facility with AIG as lender and administrative agent. The facility became effective on May 14, 2014, upon the completion of the ILFC Transaction. In June 2015, upon the issuance of the Junior Subordinated Notes, the revolving credit facility was reduced from $1.0 billion to $500 million. We paid fees of $1.6 million and $11.0 million for the three months ended June 30, 2015 and 2014, respectively and $3.5 million and $11.0 million for the six months ended June 30, 2015 and 2014, respectively. As of June 30, 2015, there was no amount outstanding under the AIG revolving credit facility.

In June 2015, AerCap Trust issued the Junior Subordinated Notes due 2045 to AIG. See Note 1 — General and Note 12 — Debt. We paid no fees or interest to AIG during the three or six months ended June 30, 2015.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Repurchase of shares: On June 9, 2015, we completed the Share Repurchase from AIG. See Note 1 — General and Note 14 — Equity.

Derivatives: The counterparty of interest rate swap agreements we acquired as part of the ILFC Transaction is AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements are guaranteed by AIG. The net effect in our Condensed Consolidated Income Statements for the three and six months ended June 30, 2015 from derivative contracts with AIG Markets, Inc. was nil, as the cash expense of $0.3 million and $1.2 million, respectively, was offset by a mark-to-market gain of $0.3 million and $1.2 million, respectively. The net effect in our Condensed Consolidated Income Statements for the three and six months ended June 30, 2014 from derivative contracts with AIG Markets, Inc. was nil, as the cash expense of $1.5 million was offset by a mark-to-market gain of $1.5 million. See also Note 9 — Derivative assets and liabilities.

Management fees: We received management fees of $1.8 million and $1.3 million during the three months ended June 30, 2015 and 2014, respectively, and $3.5 million and $1.3 million during the six months ended June 30, 2015 and 2014, respectively, from the Castle Trusts, affiliates of AIG.

Related party receivable: As of June 30, 2015, we had a receivable from AIG of $1.6 million relating to reimbursements on compensation programs as part of the ILFC Transaction.

AerDragon

AerCap provides insurance management and cash administrative services to AerDragon, a joint venture accounted for under the equity method. AerCap charged AerDragon a guarantee fee for these management services of $0.1 million during each of the three months ended June 30, 2015 and 2014 and $0.2 million during each of the six months ended June 30, 2015 and 2014.

AerLift

We provide a variety of management services to AerLift, a joint venture accounted for under the equity method, for which we received a fee of $0.7 million and $0.8 million during the three months ended June 30, 2015 and 2014, respectively, and $1.4 million and $2.2 million during the six months ended June 30, 2015 and 2014, respectively.

AerCo

AerCo is an aircraft securitization vehicle from which we held the most junior class of subordinated notes and some notes immediately senior to those junior notes. See Note 18 — Variable interest entities. We provide a variety of management services to AerCo for which we received fees of $0.3 million and $0.2 million during the three months ended June 30, 2015 and 2014, respectively, and $0.6 million and $0.7 million during the six months ended June 30, 2015 and 2014, respectively.

20.  Commitments and contingencies

Aircraft on order

On June 16, 2015, we signed an agreement with Boeing for an order of 100 Boeing 737 MAX 8 aircraft with deliveries starting in 2019. The order has a total value of approximately $10.7 billion based on the current list price; however we will receive significant concessions from Boeing which will lower the purchase price of each aircraft. At June 30, 2015, we had commitments to purchase 461 new aircraft scheduled for delivery through 2022. The majority of these commitments to purchase new aircraft are based upon agreements with Boeing, Airbus or Embraer.

Movements in prepayments on flight equipment and capitalized interest during the six months ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30,
	2015		2014
Prepayments on flight equipment and capitalized interest at beginning of period	$3,486,514		$223,815
Prepayments made during the period	462,981		93,482
ILFC Transaction	—		3,176,322
Interest capitalized during the period	30,939	(a)	20,295
Prepayments and capitalized interest applied to the purchase of flight equipment	(564,056)		(84,226)
Prepayments on flight equipment and capitalized interest at end of period	$3,416,378		$3,429,688

(a)             Includes an out of period adjustment of $16.9 million recorded during the six months ended June 30, 2015. See Note 2 — Basis of presentation.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

A detailed summary of our commitments and contingencies can be found in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

Asset value guarantees

As part of the ILFC Transaction, we assumed the potential obligation of contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. During the second quarter of 2015, we settled one asset value guarantee and recognized a $17.0 million gain, and as of June 30, 2015, 10 guarantees were outstanding. We have an agreement in place to sell one of the aircraft in the second half of 2015.

We regularly review the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. We did not record any provisions for losses on asset value guarantees during the three or six months ended June 30, 2015 or the three or six months ended June 30, 2014.

At June 30, 2015 and December 31, 2014, the carrying value of the asset value guarantee liability was $102.5 million and $133.5 million, respectively, and was included in Accounts payable, accrued expenses and other liabilities on our Condensed Consolidated Balance Sheets. At June 30, 2015, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $264.4 million.

Legal proceedings

General

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews the applicable indemnities and insurance coverage. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our consolidated financial condition, results of operations or cash flows.

VASP litigation

We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While we have been advised that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time.  The court-appointed expert has also concluded that no damages were incurred.  The public prosecutor has filed an opinion that supports the view of the VASP-appointed expert.  In response to that opinion, the court-appointed expert has since reaffirmed his conclusion.  The procedure is ongoing. We believe, and we have been advised, that it is not probable that VASP will be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain, and the court is conducting its own analysis and will reach its own conclusion.  The amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favour of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgment ratified by the STJ in Brazil.

Transbrasil litigation

In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ.

In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions — those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

Yemen Airways-Yemenia litigation

ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs have appealed the judgment. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

Air Lease litigation

On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (“ALC”), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleged that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The complaint sought monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013, ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleged that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserted a claim against ILFC for breach of contract. The cross-complaint sought significant compensatory and punitive damages.

On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint added claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants’ breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

On April 23, 2015, we entered into an agreement to settle the litigation. Pursuant to the terms of the settlement agreement, each of the parties to the litigation received full releases of all claims and counterclaims asserted in the litigation. Neither AerCap nor ILFC made or received any payments pursuant to the settlement agreement.

21.  Fair value measurements

Assets and liabilities measured at fair value on a recurring basis

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon our pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

There is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.

The following table summarizes our financial assets and liabilities as of June 30, 2015 and December 31, 2014, that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by U.S. GAAP, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	June 30, 2015
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$20,100	$—	$20,100	$—

Liabilities
Derivative liabilities	(138)	—	(138)	—
	$19,962	$—	$19,962	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$24,549	$—	$24,549	$—

Liabilities
Derivative liabilities	(2,208)	—	(2,208)	—
	$22,341	$—	$22,341	$—

Assets and liabilities measured at fair value on a non-recurring basis

The fair value of flight equipment is classified as a Level 3 valuation. Management evaluates quarterly the need to perform a recoverability assessment of flight equipment, and performs this assessment at least annually for all aircraft in our fleet. Recoverability assessments are performed whenever events or changes in circumstances indicate that the carrying amount of our flight equipment may not be recoverable, which may require us to change our assumptions related to future projected cash flows. Management is active in the aircraft leasing industry and develops the assumptions used in the recoverability assessment. As part of the recoverability process, we update the critical and significant assumptions used in the recoverability assessment. Fair value of flight equipment is determined using an income approach based on the present value of cash flows from contractual lease agreements, flight hour rentals, where appropriate, and projected future lease payments, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value, based on the expectations of market participants.

During the three and six months ended June 30, 2015, we recognized impairment charges of $2.7 million related to one part-out aircraft and five engines, and $7.4 million related to four part-out aircraft and five engines, respectively. The impairment was recognized as the net book values were no longer supported based on the latest cash flow estimates. During the three and six months ended June 30, 2014, we recognized impairment charges of $0.3 million related to one engine.

Inputs to non-recurring fair value measurements categorized as level 3

We measure the fair value of flight equipment on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of our aircraft may not be recoverable.

The fair value of flight equipment is estimated when (i) aircraft held for use in our fleet are not recoverable; (ii) aircraft expected to be sold or parted-out are not recoverable; and (iii) aircraft are sold as part of a sales-type lease. We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. The key inputs to the income approach include the current contractual lease cash flows and the projected future non-contractual lease cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use configuration, as well as a contractual or estimated disposition value. The determination of these key inputs in applying the income approach is discussed below.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to a follow-on lease term(s), which are estimated based on the age of the aircraft at the time of re-lease. Follow-on leases and related cash flows are assumed through the estimated holding period of the aircraft. The holding period assumption is the period over which future cash flows are assumed to be generated. We generally assume the aircraft will be leased over a 25-year estimated economic useful life from the date of manufacture unless facts and circumstances indicate the holding period is expected to be shorter. Shorter holding periods can result from our assessment of the continued marketability of certain aircraft types or when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

The aggregate cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates market participant assumptions regarding the market attractiveness of the aircraft type and the likely debt and equity financing components and the required returns of those financing components. Management has identified the key elements affecting the fair value calculation as the discount rate used to present value the estimated cash flows, the estimated aircraft holding period, and the proportion of contractual versus non-contractual cash flows.

Sensitivity to changes in unobservable inputs

We consider unobservable inputs to be those for which market data is not available and that we developed using the best information available to us related to assumptions market participants use when pricing the asset or liability. Relevant inputs vary depending on the nature of the asset or liability being measured at fair value. The effect of a change in a particular assumption is considered independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, and can be impacted by fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate applied would decrease the fair value of an aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement.

Fair value disclosures of financial instruments

The fair value of restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature (level 1). The carrying value of notes receivable approximates its fair value (level 2). The fair value of our debt financings considers the frequency and volume of quoted prices of our debt in active markets, where available. The fair value of our long-term unsecured fixed rate and floating rate debt is estimated using quoted market prices. The fair value of our long-term secured debt is estimated using discounted cash flow analysis based on current market prices for similar type debt. Derivatives are recognized on the balance sheet at their fair value which includes consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk (level 2). The fair value of interest rate swap derivatives, caps and floors were based on the use of a valuation model that utilizes, among other things, current interest, foreign exchange and volatility rates, as applicable (level 2). The fair value of guarantees is determined by reference to the underlying aircraft and guarantee amount (level 3).

The carrying amounts and fair values of our most significant financial instruments at June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,568,345	$1,568,345	$1,568,345	$—	$—
Restricted cash	379,509	379,509	379,509	—	—
Derivative assets	20,100	20,100	—	20,100	—
Notes receivable, net	105,527	105,527	—	105,527	—
	$2,073,481	$2,073,481	$1,947,854	$125,627	$—
Liabilities
Debt	$30,682,408	$30,739,710	$—	$30,739,710	$—
Derivative liabilities	138	138	—	138	—
Guarantees	102,500	101,848	—	—	101,848
	$30,785,046	$30,841,696	$—	$30,739,848	$101,848

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

	December 31, 2014
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,490,369	$1,490,369	$1,490,369	$—	$—
Restricted cash	717,388	717,388	717,388	—	—
Derivative assets	24,549	24,549	—	24,549	—
Notes receivable	135,154	135,154	—	135,154	—
	$2,367,460	$2,367,460	$2,207,757	$159,703	$—
Liabilities
Debt	$30,402,392	$30,384,868	$—	$30,384,868	$—
Derivative liabilities	2,208	2,208	—	2,208	—
Guarantees	133,500	131,814	—	—	131,814
	$30,538,100	$30,518,890	$—	$30,387,076	$131,814

22. Supplemental guarantor financial information

AerCap Aviation Notes

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and also jointly and severally guaranteed by AerCap Ireland Limited (“AerCap Ireland”).

In May 2012, AerCap Aviation Solutions B.V. (“AerCap Aviation Solutions”), a 100%-owned finance subsidiary of the Parent Guarantor, issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The AerCap Aviation Notes were initially fully and unconditionally guaranteed by the Parent Guarantor.

In November 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions and AerCap Ireland. The guarantee by AerCap Ireland under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheet as of June 30, 2015 and December 31, 2014, the Condensed Consolidating Income Statement and Condensed Consolidating Statement of Comprehensive Income for the three and six months ended June 30, 2015 and 2014, and Condensed Consolidating Statements of Cash Flows for the six months ended June 30, 2015 and 2014 of (a) the Parent Guarantor, (b) AerCap Aviation Solutions, (c) AerCap Ireland, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent Guarantor with AerCap Aviation Solutions, AerCap Ireland and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to AerCap Ireland and AerCap Aviation Solutions have not been provided as management believes the following information is sufficient as AerCap Ireland and AerCap Aviation Solutions are 100%-owned by the Parent Guarantor, all guarantees are full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Balance Sheet

	June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	10	—	640	918	—	1,568
Restricted cash	—	—	10	370	—	380
Flight equipment held for operating leases, net	—	—	998	31,753	—	32,751
Maintenance rights intangible and lease premium, net	—	—	77	3,531	—	3,608
Flight equipment held for sale	—	—	—	20	—	20
Net investment in finance and sales-type leases	—	—	24	402	—	426
Prepayments on flight equipment	—	—	—	3,416	—	3,416
Investments including investments in subsidiaries	8,581	—	2,855	119	(11,436)	119
Intercompany receivables and other assets	51	254	6,485	16,594	(21,616)	1,768
Total Assets	8,642	254	11,089	57,123	(33,052)	44,056
Liabilities and Equity
Debt	300	300	118	29,964	—	30,682
Intercompany payables and other liabilities	596	—	4,008	22,549	(21,601)	5,552
Total liabilities	896	300	4,126	52,513	(21,601)	36,234

Total AerCap Holdings N.V. shareholders’ equity	7,746	(46)	6,963	4,534	(11,451)	7,746
Non-controlling interest	—	—	—	76	—	76
Total Equity	7,746	(46)	6,963	4,610	(11,451)	7,822
Total Liabilities and Equity	8,642	254	11,089	57,123	(33,052)	44,056

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	—	816	667	—	1,490
Restricted cash	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	—	568	31,417	—	31,985
Maintenance rights intangible and lease premium, net	—	—	3	3,903	—	3,906
Flight equipment held for sale	—	—	—	14	—	14
Net investment in finance and sales-type leases	—	—	25	322	—	347
Prepayments on flight equipment	—	—	2	3,485	—	3,487
Investments including investments in subsidiaries	7,902	—	2,298	116	(10,200)	116
Intercompany receivables and other assets	552	263	6,626	5,810	(11,446)	1,805
Total Assets	8,461	263	10,345	46,444	(21,646)	43,867
Liabilities and Equity
Debt	—	300	111	29,991	—	30,402
Intercompany payables and other liabilities	597	1	3,826	12,544	(11,446)	5,522
Total liabilities	597	301	3,937	42,535	(11,446)	35,924

Total AerCap Holdings N.V. shareholders’ equity	7,864	(38)	6,408	3,830	(10,200)	7,864
Non-controlling interest	—	—	—	79	—	79
Total Equity	7,864	(38)	6,408	3,909	(10,200)	7,943
Total Liabilities and Equity	8,461	263	10,345	46,444	(21,646)	43,867

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Six Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	43	2,417	—	2,460
Net gain on sale of assets	—	—	2	86	—	88
Other income	2	—	203	457	(583)	79
Total Revenues and other income	2	—	248	2,960	(583)	2,627
Expenses
Depreciation and amortization	—	—	20	892	—	912
Asset impairment	—	—	—	7	—	7
Interest expense	5	10	132	801	(405)	543
Leasing expenses	—	—	6	257	—	263
Transaction and integration related expenses	—	—	—	5	—	5
Selling, general and administrative expenses	49	—	50	266	(178)	187
Total Expenses	54	10	208	2,228	(583)	1,917
(Loss) income before income taxes and income of investments accounted for under the equity method	(52)	(10)	40	732	—	710
Provision for income taxes	13	3	(5)	(107)	—	(96)
Equity in net earnings of investments accounted for under the equity method	—	—	—	4	—	4
Net (loss) income before income from subsidiaries	(39)	(7)	35	629	—	618
Income (loss) from subsidiaries	660	—	516	36	(1,212)	—
Net income (loss)	621	(7)	551	665	(1,212)	618
Net loss attributable to non-controlling interest	—	—	—	3	—	3
Net income (loss) attributable to AerCap Holdings N.V.	621	(7)	551	668	(1,212)	621

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Six Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	5	990	—	995
Net gain (loss) on sale of assets	—	—	10	(1)	—	9
Other income	21	—	40	199	(210)	50
Total Revenues and other income	21	—	55	1,188	(210)	1,054
Expenses
Depreciation and amortization	—	—	2	365	—	367
Interest expense	7	10	92	286	(160)	235
Leasing expenses	—	—	—	35	—	35
Transaction and integration related expenses	(1)	—	10	113	—	122
Selling, general and administrative expenses	25	—	45	67	(50)	87
Total Expenses	31	10	149	866	(210)	846
(Loss) income before income taxes and income of investments accounted for under the equity method	(10)	(10)	(94)	322	—	208
Provision for income taxes	3	3	(1)	(42)	—	(37)
Equity in net earnings of investments accounted for under the equity method	—	—	—	6	—	6
Net (loss) income before income from subsidiaries	(7)	(7)	(95)	286	—	177
Income (loss) from subsidiaries	185	—	260	(92)	(353)	—
Net income (loss)	178	(7)	165	194	(353)	177
Net loss attributable to non-controlling interest	—	—	—	1	—	1
Net income (loss) attributable to AerCap Holdings N.V.	178	(7)	165	195	(353)	178

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Three Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	26	1,208	—	1,234
Net gain on sale of assets	—	—	2	53	—	55
Other income	(1)	—	101	237	(288)	49
Total Revenues and other income	(1)	—	129	1,498	(288)	1,338
Expenses
Depreciation and amortization	—	—	11	448	—	459
Asset impairment	—	—	—	3	—	3
Interest expense	1	5	63	391	(205)	255
Leasing expenses	—	—	1	172	—	173
Transaction and integration related expenses	—	—	—	1	—	1
Selling, general and administrative expenses	27	—	24	124	(83)	92
Total Expenses	28	5	99	1,139	(288)	983
(Loss) income before income taxes and income of investments accounted for under the equity method	(29)	(5)	30	359	—	355
Provision for income taxes	13	3	(5)	(59)	—	(48)
Equity in net earnings of investments accounted for under the equity method	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(16)	(2)	25	302	—	309
Income (loss) from subsidiaries	325	—	263	25	(613)	—
Net income (loss)	309	(2)	288	327	(613)	309
Net income attributable to non-controlling interest	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	309	(2)	288	327	(613)	309

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Three Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	3	743	—	746
Net loss on sale of assets	—	—	—	(1)	—	(1)
Other income	20	—	23	143	(142)	44
Total Revenues and other income	20	—	26	885	(142)	789
Expenses
Depreciation and amortization	—	—	1	276	—	277
Interest expense	4	5	46	229	(112)	172
Leasing expenses	—	—	—	23	—	23
Transaction and integration related expenses	(1)	—	(1)	103	—	101
Selling, general and administrative expenses	20	—	25	48	(30)	63
Total Expenses	23	5	71	679	(142)	636
(Loss) income before income taxes and income of investments accounted for under the equity method	(3)	(5)	(45)	206	—	153
Provision for income taxes	3	3	(1)	(37)	—	(32)
Equity in net earnings of investments accounted for under the equity method	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	—	(2)	(46)	171	—	123
Income (loss) from subsidiaries	124	—	201	(43)	(282)	—
Net income (loss)	124	(2)	155	128	(282)	123
Net income attributable to non-controlling interest	—	—	—	1	—	1
Net income (loss) attributable to AerCap Holdings N.V.	124	(2)	155	129	(282)	124

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

	Six Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss)	621	(7)	551	665	(1,212)	618
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(660)	—	(516)	(36)	1,212	—
Depreciation and amortization	—	—	20	892	—	912
Asset impairment	—	—	—	7	—	7
Amortization of debt issuance costs and debt discount	—	1	—	22	—	23
Amortization of lease premium intangibles	—	—	—	12	—	12
Amortization of fair value adjustments on debt	—	—	—	(239)	—	(239)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	41	—	41
Maintenance rights write off	—	—	—	243	—	243
Maintenance liability release to income	—	—	—	(54)	—	(54)
Net gain on sale of assets	—	—	(2)	(86)	—	(88)
Deferred income taxes	(13)	(3)	5	103	—	92
Other	31	3	10	(1)	—	43
Cash flow from operating activities before changes in working capital	(21)	(6)	68	1,569	—	1,610
Working capital	505	6	(199)	(312)	—	—
Net cash provided by (used in) operating activities	484	—	(131)	1,257	—	1,610
Purchase of flight equipment	—	—	(121)	(1,549)	—	(1,670)
Proceeds from sale or disposal of assets	—	—	—	486	—	486
Prepayments on flight equipment	—	—	—	(466)	—	(466)
Collections of finance and sales-type leases	—	—	1	27	—	28
Movement in restricted cash	—	—	4	334	—	338
Other	—	—	—	(14)	—	(14)
Net cash used in investing activities	—	—	(116)	(1,182)	—	(1,298)
Issuance of debt	300	—	—	1,880	—	2,180
Repayment of debt	—	—	(16)	(1,635)	—	(1,651)
Debt issuance costs paid	—	—	—	(17)	—	(17)
Maintenance payments received	—	—	82	261	—	343
Maintenance payments returned	—	—	(8)	(303)	—	(311)
Security deposits received	—	—	16	70	—	86
Security deposits returned	—	—	(3)	(78)	—	(81)
Repurchase of shares and tax withholdings on share-based compensation	(781)	—	—	—	—	(781)
Net cash (used in) provided by financing activities	(481)	—	71	178	—	(232)
Net increase (decrease) in cash and cash equivalents	3	—	(176)	253	—	80
Effect of exchange rate changes	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	—	816	667	—	1,490
Cash and cash equivalents at end of period	10	—	640	918	—	1,568

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

	Six Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss)	178	(7)	165	194	(353)	177
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(188)	—	(260)	95	353	—
Dividend received	—	—	9	—	(9)	—
Depreciation and amortization	—	—	2	365	—	367
Amortization of debt issuance costs and debt discount	3	1	—	59	—	63
Amortization of lease premium intangibles	—	—	—	5	—	5
Amortization of fair value adjustments on debt	—	—	—	(75)	—	(75)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	16	—	16
Maintenance liability release to income	—	—	—	(4)	—	(4)
Net (gain) loss on sale of assets	—	—	(10)	1	—	(9)
Deferred income taxes	(3)	(3)	1	38	—	33
Other	12	—	2	13	—	27
Cash flow from operating activities before changes in working capital	2	(9)	(91)	707	(9)	600
Working capital	157	9	343	(515)	—	(6)
Net cash provided by (used in) operating activities	159	—	252	192	(9)	594
Purchase of flight equipment	—	—	(595)	(169)	—	(764)
Proceeds from sale or disposal of assets	—	—	447	5	—	452
Prepayments on flight equipment	—	—	(4)	(112)	—	(116)
Acquisition of ILFC, net of cash acquired	—	—	—	(195)	—	(195)
Collections of finance and sales-type leases	—	—	—	8	—	8
Movement in restricted cash	—	—	1	200	—	201
Net cash used in investing activities	—	—	(151)	(263)	—	(414)
Issuance of debt	225	—	18	2,744	—	2,987
Repayment of debt	(375)	—	(6)	(1,342)	—	(1,723)
Debt issuance costs paid	—	—	—	(96)	—	(96)
Maintenance payments received	—	—	5	134	—	139
Maintenance payments returned	—	—	—	(47)	—	(47)
Security deposits received	—	—	3	22	—	25
Security deposits returned	—	—	(2)	(28)	—	(30)
Dividend paid	—	—	—	(9)	9	—
Net cash (used in) provided by financing activities	(150)	—	18	1,378	9	1,255
Net increase in cash and cash equivalents	9	—	119	1,307	—	1,435
Cash and cash equivalents at beginning of period	—	—	140	156	—	296
Cash and cash equivalents at end of period	9	—	259	1,463	—	1,731

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Comprehensive Income

Six Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	621	(7)	551	668	(1,212)	621
Other comprehensive income:
Net change in fair value of available for sale securities, net of tax	—	—	—	—	—	—
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	621	(7)	551	668	(1,212)	621

	Six Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	178	(7)	165	195	(353)	178
Other comprehensive income:
Net change in fair value of available for sale securities, net of tax	—	—	—	—	—	—
Net change in fair value of derivatives, net of tax	—	—	—	2	—	2
Total other comprehensive income	—	—	—	2	—	2
Share of other comprehensive income (loss) from subsidiaries	2	—	1	—	(3)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	180	(7)	166	197	(356)	180

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Comprehensive Income

Three Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	309	(2)	288	327	(613)	309
Other comprehensive income:
Net change in fair value of available for sale securities, net of tax	—	—	—	—	—	—
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	309	(2)	288	327	(613)	309

	Three Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	124	(2)	155	129	(282)	124
Other comprehensive income:
Net change in fair value of available for sale securities, net of tax	—	—	—	—	—	—
Net change in fair value of derivatives, net of tax	—	—	—	4	—	4
Total other comprehensive income	—	—	—	4	—	4
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	124	(2)	155	133	(282)	128

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

AGAT/AICL Notes

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances of securities described below relate to securities jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland, AerCap Aviation Solutions, International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).

In May 2014, AerCap Global Aviation Trust (“AerCap Trust”) and AerCap Ireland Capital Limited (“AerCap Ireland Capital”), each a 100%-owned subsidiary of the Parent Guarantor, co-issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), consisting of $400 million aggregate principal amount of 2.750% notes due 2017, $1.1 billion aggregate principal amount of 3.750% notes due 2019, and $1.1 billion aggregate principal amount of 4.50% notes due 2021. In September 2014, AerCap Trust and AerCap Ireland Capital co-issued $800 million aggregate principal amount of 5.00% senior notes due 2021 (the “5.00% Notes”). In June 2015, AerCap Trust and AerCap Ireland Capital co-issued $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million aggregate principal amount of 4.250% notes due 2020 and $500.0 million aggregate principal amount of 4.625% notes due 2022 (collectively, the “Shelf Takedown Notes”, and together with the Acquisition Notes and the 5.00% Notes, the “AGAT/AICL Notes”). The AGAT/AICL Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and the Subsidiary Guarantors.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheet as of June 30, 2015 and December 31, 2014, the Condensed Consolidating Income Statement and Condensed Consolidating Statement of Comprehensive Income for the three and six months ended June 30, 2015 and 2014, and Condensed Consolidating Statements of Cash Flows for the six months ended June 30, 2015 and 2014 of (a) the Parent Guarantor, (b) AerCap Trust and AerCap Ireland Capital, (c) the Subsidiary Guarantors on a combined basis, (d) the non-guarantor subsidiaries on a combined basis, (e) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AerCap Ireland Capital, the Subsidiary Guarantors and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AerCap Ireland Capital and the Subsidiary Guarantors have not been provided, as AerCap Trust, AerCap Ireland Capital and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICL Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Balance Sheet

	June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	10	582	35	740	201	—	1,568
Restricted cash	—	—	—	10	370	—	380
Flight equipment held for operating leases, net	—	14,855	—	1,160	16,736	—	32,751
Maintenance rights intangible and lease premium, net	—	2,059	—	80	1,469	—	3,608
Flight equipment held for sale	—	6	—	—	14	—	20
Net investment in finance and sales-type leases	—	180	—	66	180	—	426
Prepayments on flight equipment	—	3,022	—	8	386	—	3,416
Investments including investments in subsidiaries	8,581	629	5,783	3,888	119	(18,881)	119
Intercompany receivables and other assets	51	10,882	34	6,914	7,717	(23,830)	1,768
Total Assets	8,642	32,215	5,852	12,866	27,192	(42,711)	44,056
Liabilities and Equity
Debt	300	19,963	—	457	9,962	—	30,682
Intercompany payables and other liabilities	596	6,450	4,787	4,876	12,628	(23,785)	5,552
Total liabilities	896	26,413	4,787	5,333	22,590	(23,785)	36,234

Total AerCap Holdings N.V. shareholders’ equity	7,746	5,802	1,065	7,456	4,603	(18,926)	7,746
Non-controlling interest	—	—	—	77	(1)	—	76
Total Equity	7,746	5,802	1,065	7,533	4,602	(18,926)	7,822
Total Liabilities and Equity	8,642	32,215	5,852	12,866	27,192	(42,711)	44,056

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	225	14	1,006	238	—	1,490
Restricted cash	—	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	14,102	—	781	17,102	—	31,985
Maintenance rights intangible and lease premium, net	—	2,235	—	18	1,653	—	3,906
Flight equipment held for sale	—	5	—	—	9	—	14
Net investment in finance and sales-type leases	—	29	—	71	160	87	347
Prepayments on flight equipment	—	3,154	—	15	318	—	3,487
Investments including investments in subsidiaries	7,902	493	5,242	3,170	126	(16,817)	116
Intercompany receivables and other assets	552	11,415	65	8,541	9,395	(28,163)	1,805
Total Assets	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867
Liabilities and Equity
Debt	—	19,457	—	453	10,492	—	30,402
Intercompany payables and other liabilities	597	6,959	4,730	6,217	15,095	(28,076)	5,522
Total liabilities	597	26,416	4,730	6,670	25,587	(28,076)	35,924

Total AerCap Holdings N.V. shareholders’ equity	7,864	5,242	591	6,862	4,122	(16,817)	7,864
Non-controlling interest	—	—	—	77	2	—	79
Total Equity	7,864	5,242	591	6,939	4,124	(16,817)	7,943

Total Liabilities and Equity	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Six Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	1,153	—	65	1,242	—	2,460
Net gain on sale of assets	—	76	—	2	10	—	88
Other income	2	524	—	313	335	(1,095)	79
Total Revenues and other income	2	1,753	—	380	1,587	(1,095)	2,627
Expenses
Depreciation and amortization	—	429	—	28	455	—	912
Asset impairment	—	—	—	—	7	—	7
Interest expense	5	635	76	168	478	(819)	543
Leasing expenses	—	126	—	17	120	—	263
Transaction and integration related expenses	—	—	—	5	—	—	5
Selling, general and administrative expenses	49	81	—	155	178	(276)	187
Total Expenses	54	1,271	76	373	1,238	(1,095)	1,917
(Loss) income before income taxes and income of investments accounted for under the equity method	(52)	482	(76)	7	349	—	710
Provision for income taxes	13	(60)	10	6	(65)	—	(96)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	4	—	4
Net (loss) income before income from subsidiaries	(39)	422	(66)	13	288	—	618
Income (loss) from subsidiaries	660	108	530	568	(516)	(1,350)	—
Net income (loss)	621	530	464	581	(228)	(1,350)	618
Net loss attributable to non-controlling interest	—	—	—	—	3	—	3
Net income (loss) attributable to AerCap Holdings N.V.	621	530	464	581	(225)	(1,350)	621

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Six Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	149	—	47	799	—	995
Net gain (loss) on sale of assets	—	—	—	10	(1)	—	9
Other income	21	10	—	44	97	(122)	50
Total Revenues and other income	21	159	—	101	895	(122)	1,054
Expenses
Depreciation and amortization	—	5	—	14	348	—	367
Interest expense	7	91	4	117	108	(92)	235
Leasing expenses	—	1	—	10	24	—	35
Transaction and integration related expenses	(1)	—	69	17	37	—	122
Selling, general and administrative expenses	25	1	—	47	44	(30)	87
Total Expenses	31	98	73	205	561	(122)	846
(Loss) income before income taxes and income of investments accounted for under the equity method	(10)	61	(73)	(104)	334	—	208
Provision for income taxes	3	(8)	9	16	(57)	—	(37)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	6	—	6
Net (loss) income before income from subsidiaries	(7)	53	(64)	(88)	283	—	177
Income (loss) from subsidiaries	185	61	101	294	3	(644)	—
Net income (loss)	178	114	37	206	286	(644)	177
Net loss attributable to non-controlling interest	—	—	—	—	1	—	1
Net income (loss) attributable to AerCap Holdings N.V.	178	114	37	206	287	(644)	178

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Three Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	595	—	41	598	—	1,234
Net gain (loss) on sale of assets	—	55	—	2	(2)	—	55
Other income	(1)	414	—	146	257	(767)	49
Total Revenues and other income	(1)	1,064	—	189	853	(767)	1,338
Expenses
Depreciation and amortization	—	218	—	14	227	—	459
Asset impairment	—	—	—	—	3	—	3
Interest expense	1	439	37	83	314	(619)	255
Leasing expenses	—	93	—	3	77	—	173
Transaction and integration related expenses	—	—	—	1	—	—	1
Selling, general and administrative expenses	27	44	—	69	100	(148)	92
Total Expenses	28	794	37	170	721	(767)	983
(Loss) income before income taxes and income of investments accounted for under the equity method	(29)	270	(37)	19	132	—	355
Provision for income taxes	13	(60)	5	51	(57)	—	(48)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(16)	210	(32)	70	77	—	309
Income (loss) from subsidiaries	325	44	254	355	(262)	(716)	—
Net income (loss)	309	254	222	425	(185)	(716)	309
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	309	254	222	425	(185)	(716)	309

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Three Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	149	—	45	552	—	746
Net loss on sale of assets	—	—	—	—	(1)	—	(1)
Other income	20	10	—	27	41	(54)	44
Total Revenues and other income	20	159	—	72	592	(54)	789
Expenses
Depreciation and amortization	—	5	—	13	259	—	277
Interest expense	4	91	4	66	51	(44)	172
Leasing expenses	—	1	—	10	12	—	23
Transaction and integration related expenses	(1)	—	59	6	37	—	101
Selling, general and administrative expenses	20	1	—	27	25	(10)	63
Total Expenses	23	98	63	122	384	(54)	636
(Loss) income before income taxes and income of investments accounted for under the equity method	(3)	61	(63)	(50)	208	—	153
Provision for income taxes	3	(8)	9	16	(52)	—	(32)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	2	—	2
Net income (loss) before income from subsidiaries	—	53	(54)	(34)	158	—	123
Income (loss) from subsidiaries	124	61	101	235	57	(578)	—
Net income (loss)	124	114	47	201	215	(578)	123
Net loss attributable to non-controlling interest	—	—	—	—	1	—	1
Net income (loss) attributable to AerCap Holdings N.V.	124	114	47	201	216	(578)	124

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

	Six Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	621	530	464	581	(228)	(1,350)	618
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(660)	(108)	(530)	(568)	516	1,350	—
Depreciation and amortization	—	429	—	28	455	—	912
Asset impairment	—	—	—	—	7	—	7
Amortization of debt issuance costs and debt discount	—	4	—	—	19	—	23
Amortization of lease premium intangibles	—	4	—	—	8	—	12
Amortization of fair value adjustments on debt	—	(234)	—	—	(5)	—	(239)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	20	—	3	18	—	41
Maintenance rights write off	—	99	—	6	138	—	243
Maintenance liability release to income	—	(36)	—	—	(18)	—	(54)
Net gain on sale of assets	—	—	—	(2)	(86)	—	(88)
Deferred income taxes	(13)	60	(10)	(6)	61	—	92
Other	31	—	—	10	2	—	43
Cash flow from operating activities before changes in working capital	(21)	768	(76)	52	887	—	1,610
Working capital	505	(219)	97	(273)	(110)	—	—
Net cash provided by (used in) operating activities	484	549	21	(221)	777	—	1,610
Purchase of flight equipment	—	(1,266)	—	(121)	(283)	—	(1,670)
Proceeds from sale or disposal of assets	—	380	—	—	106	—	486
Prepayments on flight equipment	—	(32)	—	—	(434)	—	(466)
Collections of finance and sales-type leases	—	—	—	1	27	—	28
Movement in restricted cash	—	—	—	4	334	—	338
Other	—	—	—	—	(14)	—	(14)
Net cash used in investing activities	—	(918)	—	(116)	(264)	—	(1,298)
Issuance of debt	300	1,500	—	—	380	—	2,180
Repayment of debt	—	(760)	—	(16)	(875)	—	(1,651)
Debt issuance costs paid	—	(9)	—	—	(8)	—	(17)
Maintenance payments received	—	131	—	82	130	—	343
Maintenance payments returned	—	(137)	—	(8)	(166)	—	(311)
Security deposits received	—	1	—	16	69	—	86
Security deposits returned	—	—	—	(3)	(78)	—	(81)
Repurchase of shares and tax withholdings on share-based compensation	(781)	—	—	—	—	—	(781)
Net cash (used in) provided by financing activities	(481)	726	—	71	(548)	—	(232)
Net increase (decrease) in cash and cash equivalents	3	357	21	(266)	(35)	—	80
Effect of exchange rate changes	—	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	225	14	1,006	238	—	1,490
Cash and cash equivalents at end of period	10	582	35	740	201	—	1,568

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

	Six Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	178	114	37	206	286	(644)	177
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from subsidiaries	(188)	(61)	(101)	(294)	—	644	—
Dividend received	—	—	—	9	—	(9)	—
Depreciation and amortization	—	5	—	14	348	—	367
Amortization of debt issuance costs and debt discount	3	1	31	—	28	—	63
Amortization of lease premium intangibles	—	—	—	1	4	—	5
Amortization of fair value adjustments on debt	—	—	—	—	(75)	—	(75)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	2	14	—	16
Maintenance liability release to income	—	—	—	—	(4)	—	(4)
Net (gain) loss on sale of assets	—	—	—	(10)	1	—	(9)
Deferred income taxes	(3)	8	(9)	(16)	53	—	33
Other	12	1	—	3	11	—	27
Cash flow from operating activities before changes in working capital	2	68	(42)	(85)	666	(9)	600
Working capital	157	752	43	(1,617)	659	—	(6)
Net cash provided by (used in) operating activities	159	820	1	(1,702)	1,325	(9)	594
Purchase of flight equipment	—	—	—	(595)	(169)	—	(764)
Proceeds from sale or disposal of assets	—	—	—	447	5	—	452
Prepayments on flight equipment	—	—	—	(4)	(112)	—	(116)
Acquisition of ILFC, net of cash acquired	—	(2,400)	—	2,205	—	—	(195)
Collections of finance and sales-type leases	—	—	—	—	8	—	8
Movement in restricted cash	—	—	—	—	201	—	201
Net cash (used in) provided by investing activities	—	(2,400)	—	2,053	(67)	—	(414)
Issuance of debt	225	2,600	—	18	144	—	2,987
Repayment of debt	(375)	—	—	(6)	(1,342)	—	(1,723)
Debt issuance costs paid	—	(40)	(1)	—	(55)	—	(96)
Maintenance payments received	—	35	—	5	99	—	139
Maintenance payments returned	—	(3)	—	—	(44)	—	(47)
Security deposits received	—	8	—	3	14	—	25
Security deposits returned	—	—	—	(2)	(28)	—	(30)
Dividend paid	—	—	—	—	(9)	9	—
Net cash (used in) provided by financing activities	(150)	2,600	(1)	18	(1,221)	9	1,255
Net increase in cash and cash equivalents	9	1,020	—	369	37	—	1,435
Cash and cash equivalents at beginning of period	—	—	—	140	156	—	296
Cash and cash equivalents at end of period	9	1,020	—	509	193	—	1,731

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Comprehensive Income

Six Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	621	530	464	581	(225)	(1,350)	621
Other comprehensive income:
Net change in fair value of available for sale securities, net of tax	—	—	—	—	—	—	—
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	621	530	464	581	(225)	(1,350)	621

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

	Six Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	178	114	37	206	287	(644)	178
Other comprehensive income:
Net change in fair value of available for sale securities, net of tax	—	—	—	—	—	—	—
Net change in fair value of derivatives, net of tax	—	—	—	—	2	—	2
Total other comprehensive income	—	—	—	—	2	—	2
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	178	114	37	206	289	(644)	180

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Comprehensive Income

Three Months Ended June 30, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	309	254	222	425	(185)	(716)	309
Other comprehensive income:
Net change in fair value of available for sale securities, net of tax	—	—	—	—	—	—	—
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	309	254	222	425	(185)	(716)	309

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

	Three Months Ended June 30, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	124	114	47	201	216	(578)	124
Other comprehensive income:
Net change in fair value of available for sale securities, net of tax	—	—	—	—	—	—	—
Net change in fair value of derivatives, net of tax	—	—	—	—	4	—	4
Total other comprehensive income	—	—	—	—	4	—	4
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	124	114	47	201	220	(578)	128

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry and the general economic and political conditions,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  our ability to achieve the anticipated benefits of the recently completed acquisition of ILFC from AIG,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Part II. Other Information—Item 1. Risk Factors” included below.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 and A330 family aircraft and Boeing 737NG aircraft. As of June 30, 2015, we owned and consolidated 1,130 aircraft, including 1,094 aircraft under operating leases, 34 aircraft under finance and sales type leases and two aircraft classified as held for sale, but excluding five aircraft owned by AeroTurbine. In addition, we managed 107 aircraft and AerDragon, a non-consolidated joint venture, owned or had on order another 30 aircraft. The weighted average age of our 1,130 owned and consolidated aircraft was 7.7 years as of June 30, 2015. We operate our aircraft business on a global basis. As of June 30, 2015, 1,125 out of our 1,130 owned aircraft were on lease to 191 commercial airline and cargo operator customers in 76 countries, two aircraft were classified as held for sale, and three aircraft in our operating lease portfolio were off-lease. As of August 6, 2015, all three of the off-lease aircraft were under commitments for re-lease. As of June 30, 2015, we also had commitments to purchase 461 new aircraft.

The following table provides details regarding our aircraft portfolio by type of aircraft as of June 30, 2015:

	Owned portfolio		Managed portfolio and AerDragon
Aircraft type	Number of aircraft owned (a)	Percentage of total Net Book Value	Number of aircraft	Number of aircraft on order (b)	Total owned, managed and on order aircraft
Airbus A319	140	7%	11	—	151
Airbus A320	236	15%	30	—	266
Airbus A321	99	7%	15	—	114
Airbus A320/A321neo	—	0%	—	205	205
Airbus A330	121	17%	8	—	129
Airbus A350	1	0%	—	28	29
Boeing 737NG	313	27%	43	12	368
Boeing 737MAX	—	0%	—	109	109
Boeing 767	44	1%	—	—	44
Boeing 777	71	14%	3	—	74
Boeing 787	25	9%	—	57	82
Embraer E190/195-E2	—	0%	—	50	50
Other	80	3%	27	—	107
Total	1,130	100%	137	461	1,728

(a)             Excludes five aircraft owned by AeroTurbine.

(b)             Excludes spare engine commitments.

During the six months ended June 30, 2015, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale/inventory	Total owned aircraft
Flight equipment at December 31, 2014	1,100	27	5	1,132
Aircraft purchases	28	—	—	28
Aircraft reclassified to held for sale	(10)	—	10	—
Aircraft sold or designated for part-out	(17)	—	(13)	(30)
Aircraft reclassified to Net investment in finance and sales-type leases	(7)	7	—	—
Flight equipment at June 30, 2015	1,094	34	2	1,130

Critical Accounting Policies

There have been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015 except for the additions and updates as described in Note 3 — Summary of significant accounting policies.

Comparative Results of Operations

	Six Months Ended June 30,
	2015	2014
	(U.S. dollars in thousands)
Revenues and other income
Lease revenue	$2,460,416	$994,717
Net gain on sale of assets	88,307	8,870
Other income	78,011	50,391
Total Revenues and other income	2,626,734	1,053,978
Expenses
Depreciation and amortization	911,615	367,044
Asset impairment	7,443	287
Interest expense	542,619	234,664
Leasing expenses	263,153	35,334
Transaction and integration related expenses	5,476	122,477
Selling, general and administrative expenses	186,538	86,387
Total Expenses	1,916,844	846,193
Income before income taxes and income of investments accounted for under the equity method	709,890	207,785
Provision for income taxes	(95,836)	(37,407)
Equity in net earnings of investments accounted for under the equity method	4,008	6,163
Net income	$618,062	$176,541
Net loss attributable to non-controlling interest	2,542	1,842
Net income attributable to AerCap Holdings N.V.	$620,604	$178,383

Six Months Ended June 30, 2015 compared to Six Months Ended June 30, 2014

Revenues and other income. The principal categories of our revenue and other income and their variances were:

	Six Months Ended June 30,		Increase/	Percentage
	2015	2014	(Decrease)	Difference
	(U.S. dollars in millions)
Lease revenue:
- Basic rents	$2,322.4	$951.4	$1,371.0	144%
- Maintenance rents and other receipts	138.0	43.3	94.7	219%
Net gain on sale of assets	88.3	8.9	79.4	892%
Other income	78.0	50.4	27.6	55%
Total revenues and other income	$2,626.7	$1,054.0	$1,572.7	149%

Basic rents increased by $1,371.0 million, or 144%, to $2,322.4 million during the six months ended June 30, 2015 from $951.4 million during the six months ended June 30, 2014. The increase in basic rents was attributable primarily to:

•                  the acquisition of 986 aircraft between January 1, 2014 and June 30, 2015, including aircraft acquired as part of the ILFC Transaction, with an aggregate net book value of $29.7 billion on their acquisition dates, partially offset by the sale of 94 aircraft for lease with an aggregate net book value of $1.4 billion on their sale dates resulting in an increase in basic rents of $1,381.6 million during such period, partially offset by

•                  a decrease in basic rents of $10.6 million during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 due to re-leases at lower rates. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft.

Maintenance rents and other receipts increased by $94.7 million, or 219%, to $138.0 million during the six months ended June 30, 2015 from $43.3 million during the six months ended June 30, 2014. The increase was primarily attributable to:

•                  an increase of $98.0 million in regular maintenance rents relating primarily to the ILFC Transaction during the six months ended June 30, 2015 compared to the six months ended June 30, 2014, partially offset by

•                  a decrease of $3.3 million in maintenance revenue and other receipts from airline defaults during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 due to a decrease in the number of defaults.

Net gain on sale of assets increased by $79.4 million, or 892%, to $88.3 million during the six months ended June 30, 2015 from $8.9 million during the six months ended June 30, 2014. The net gain on sale from assets during the six months ended June 30, 2015 related to 30 aircraft, including seven Boeing 757 aircraft, five Airbus A340 aircraft, three Airbus A319 aircraft, three Airbus A321 aircraft, two Airbus A320 aircraft, two Boeing 737NG aircraft, two Boeing 767 aircraft, two Boeing 787 aircraft, two Boeing 737 classic aircraft, one Boeing 747 aircraft, and one Airbus A330 aircraft, whereas during the six months ended June 30, 2014, we sold two Airbus A330 aircraft, one Airbus A340 aircraft, one Boeing 747 aircraft and the GFL portfolio of 37 aircraft.

Other income increased by $27.6 million, or 55%, to $78.0 million during the six months ended June 30, 2015 from $50.4 million during the six months ended June 30, 2014 primarily driven by the ILFC Transaction. During the six months ended June 30, 2015, we furthermore recognized a gain of $17.0 million from the settlement of an asset value guarantee. During the six months ended June 30, 2014 we recognized a gain of $19.9 million from the sale of our 42% equity interest in AerData.

Depreciation and Amortization.  Depreciation and amortization increased by $544.6 million, or 148%, to $911.6 million during the six months ended June 30, 2015 from $367.0 million during the six months ended June 30, 2014. The increase was primarily the result of the ILFC Transaction and purchases of new aircraft which was partially offset by sales between January 1, 2014 and June 30, 2015.

Asset Impairment. We recognized aggregate impairment charges of $7.4 million during the six months ended June 30, 2015 related to four part-out aircraft and five engines, as compared to $0.3 million during the six months ended June 30, 2014 related to one engine.

Interest Expense.  Our interest expense increased by $307.9 million, or 131%, to $542.6 million during the six months ended June 30, 2015 from $234.7 million during the six months ended June 30, 2014. The majority of the increase in interest expense was caused by:

•                  an increase in average outstanding debt balance to $30.0 billion during the six months ended June 30, 2015 from $13.4 billion during the six months ended June 30, 2014 primarily due to the ILFC Transaction and new debt issuances and partially offset by regular debt repayments, resulting in a $276.4 million increase in our interest expense,

•                  an increase in our average cost of debt to 3.6% for the six months ended June 30, 2015 as compared to 3.3% for the six months ended June 30, 2014. Our 2015 average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps and charges from an early repayment of secured loans and includes a one-time charge of $16.9 million related to prior periods to correct capitalized interest (see Part I. Financial Information — Item 1. Note 2 - Basis of presentation). The increase in our average cost of debt was primarily as a result of the ILFC Transaction and resulted in a $35.3 million increase in our interest expense, partially offset by

•                  a $3.8 million decrease in the non-cash mark-to-market losses on derivatives to $7.6 million during the six months ended June 30, 2015 from $11.4 million during the six months ended June 30, 2014.

Leasing Expenses.  Our leasing expenses increased by $227.9 million, or 646%, to $263.2 million during the six months ended June 30, 2015 from $35.3 million during the six months ended June 30, 2014. The increase is primarily due to $169.8 million of maintenance rights expense during the six months ended June 30, 2015 and $38.9 million higher transition costs, lessor maintenance contributions and other leasing expenses during the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. These increases are primarily related to the ILFC Transaction. In addition we recognized expenses of $24.2 million relating to airline defaults and restructurings during the six months ended June 30, 2015 compared to $5.0 million during the six months ended June 30, 2014.

Transaction and Integration Related Expenses.  Our transaction and integration related expenses decreased by $117.0 million, or 96%, to $5.5 million during the six months ended June 30, 2015 from $122.5 million during six months ended June 30, 2014. Our transaction and integration related expenses are due to the ILFC Transaction and during the six months ended June 30, 2015 consisted primarily of severance and other compensation expenses as compared to the six months ended June 30, 2014 which consisted primarily of banking fees, professional fees and severance and other compensation expenses.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $100.1 million, or 116%, to $186.5 million during the six months ended June 30, 2015 from $86.4 million during the six months ended June 30, 2014. The increase was primarily a result of the ILFC Transaction and higher share-based compensation expenses.

Income Before Income Taxes and Income of Investments Accounted for Under the Equity Method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $502.1 million, or 242%, to $709.9 million during the six months ended June 30, 2015 from $207.8 million during the six months ended June 30, 2014.

Provision for Income Taxes.  Our provision for income taxes increased by $58.4 million, or 156%, to $95.8 million during the six months ended June 30, 2015 from $37.4 million during the six months ended June 30, 2014. Our effective tax rate was 13.5% for the six months ended June 30, 2015 and was 18.0% for the six months ended June 30, 2014. The decrease in our effective tax rate is driven primarily by the transfer of aircraft and substantial business operations from the United States to Ireland. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Equity in Net Earnings of Investments Accounted for Under the Equity Method.  Our equity in net earnings of investments accounted for under the equity method decreased by $2.2 million, or 35% to $4.0 million during the six months ended June 30, 2015 from $6.2 million during the six months ended June 30, 2014.

Net Income.  For the reasons explained above, our net income increased by $441.6 million, or 250%, to $618.1 million during the six months ended June 30, 2015 from $176.5 million during the six months ended June 30, 2014.

Net Loss Attributable to Non-Controlling Interest.  Net loss attributable to non-controlling interest was $2.5 million during the six months ended June 30, 2015 compared to a net loss attributable to non-controlling interest of $1.8 million during the six months ended June 30, 2014.

Net Income Attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $442.2 million, or 248%, to $620.6 million during the six months ended June 30, 2015 from $178.4 million during the six months ended June 30, 2014.

Adjusted Net Income. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and swaps, an adjustment for maintenance rights related expense, and transaction and integration related expenses, in each case during the applicable period and net of tax, to GAAP net income.

In addition to GAAP net income, we believe this measure may further assist investors during their understanding of our operational performance in relation to past and future reporting periods.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect us against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps and swaps in any period with reference to the mix of floating and fixed cash inflows from our leases, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of the interest rate caps and swaps in Interest expense during each period.

In connection with the ILFC Transaction, we have recognized maintenance rights intangible assets associated with existing leases on legacy ILFC aircraft and we are expensing these assets during the remaining lease terms. The adjustment for maintenance rights related expense represents the difference between expensing the maintenance rights intangible assets on a more accelerated basis during the remaining lease terms as compared to expensing these assets on a straight-line basis over the remaining economic lives of the aircraft.

During the six months ended June 30, 2015 and 2014, adjusted net income also excludes transaction and integration expenses related to the ILFC Transaction.

The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the six months ended June 30, 2015 and 2014:

	Six Months Ended June 30,		Increase/	Percentage
	2015	2014	(Decrease)	Difference
	(U.S. dollars in millions)
Net income attributable to AerCap Holdings N.V.	$620.6	$178.4	$442.2	248%
Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	6.7	10.0	(3.3)	(33)%
Transaction and integration related expenses, net of tax	4.8	107.2	(102.4)	(96)%
Maintenance rights related expenses, net of tax	33.6	(30.7)	NA	NA
Adjusted net income	$665.7	$264.9	$400.8	151%

Liquidity and Access in Capital

Liquidity and Capital Resources

Our cash balance at June 30, 2015 was $1.9 billion, including unrestricted cash of $1.6 billion, and our operating cash flow was $1.6 billion for the six months ended June 30, 2015. We currently generate significant cash flows from our aircraft leasing business, with a portion of our owned aircraft held through restricted cash entities, such as ALS II. A significant portion of our capital requirements are outside our restricted cash entities, and therefore our management analyzes our cash flows at both consolidated and an individual entity level to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our undrawn lines of credit at June 30, 2015 were approximately $5.0 billion. Our total liquidity, including undrawn lines of credit and unrestricted cash, was therefore $6.6 billion as of June 30, 2015. Our principal indebtedness outstanding, excluding fair value adjustments, at June 30, 2015 was $29.6 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps during the six months ended June 30, 2015, was 3.6%. Our debt to equity ratio(1) was 3.3 to 1 as of June 30, 2015.

Aircraft leasing is a capital-intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of June 30, 2015, we had 461 new aircraft on order including 205 Airbus A320neo family aircraft, 57 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 28 Airbus A350 aircraft, 12 Boeing 737NG aircraft and 109 Boeing 737MAX aircraft. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed. We may also need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and, if necessary, generating proceeds from potential capital market transactions.

(1)  Debt to equity ratio is obtained by dividing adjusted net debt by adjusted equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.5 billion of subordinated debt. Adjusted equity means total equity, plus the 50% equity credit.

We believe our existing sources of liquidity will be sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital expenditures for the next 12 months. Our sources of liquidity include available revolving credit facilities, unrestricted cash, estimated operating cash flows and cash flows from contracted asset sales.

We expect to have capital expenditures of approximately $5 billion per annum, on average, over the next three years. Sources of new debt finance for these capital expenditures would be through access to all capital markets, including the unsecured and secured bond markets, the commercial bank market, ECA/Ex-Im and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the six months ended June 30, 2015 and 2014:

	Six Months Ended June 30,
	2015	2014
	(U.S. dollars in millions)
Net cash provided by operating activities	$1,609.8	$594.4
Net cash used in investing activities	(1,297.7)	(413.2)
Net cash (used in) provided by financing activities	(232.1)	1,255.0

Six Months Ended June 30, 2015 compared to Six Months Ended June 30, 2014

Cash flows provided by operating activities. Our cash flow provided by operating activities increased by $1,015.4  million, or 171%, to $1,609.8 million for the six months ended June 30, 2015 from $594.4 million for the six months ended June 30, 2014, primarily due to the operating impact of the ILFC Transaction and the operating impact of the acquisition of mainly new aircraft partially offset by the operating impact of the sale of older aircraft and the payments of selling, general and administrative expenses during the six months ended June 30, 2015.

Cash flows used in investing activities. Our cash flow used in investing activities increased by $884.5 million, or 214%, to $1,297.7 million for the six months ended June 30, 2015 from $413.2 million for the six months ended June 30, 2014. The increased use of cash included an increase of $1,269.9 million used in aircraft purchase activity, offset by an increase of $136.9 million due to the movement of our restricted cash balances, an increase of $19.5 million in collections of finance and sales-type leases, an increase in cash flow of $33.7 million from asset sales proceeds and a decrease in cash used for the acquisition of ILFC, net of cash acquired, of $195.3 million,

Cash flows (used in) provided by financing activities. Our cash flow used in financing activities increased by $1,487.1 million, or 118%, to $232.1 million for the six months ended June 30, 2015 from $1,255.0 million of cash provided by financing activities for the six months ended June 30, 2014. This increase in cash flows used in financing activities was due to $781.3 million of cash used for the repurchase of shares and tax withholdings on share-based compensation, a decrease of $655.2 million in new financing proceeds, net of repayments and debt issuance costs, and a decrease of $50.6 million of net receipts of maintenance and security deposits.

Indebtedness

As of June 30, 2015, the principal amount of our outstanding indebtedness totaled $29.6 billion, which excludes fair value adjustments of $1.1 billion.

The following table provides a summary of our indebtedness as of June 30, 2015:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Maturity
	(Number of aircraft)	(U.S. dollars in thousands)
Unsecured
ILFC Legacy Notes		$10,470,222	$10,470,222	$—	2015-2022
AerCap Aviation Notes		300,000	300,000	—	2017
AerCap Trust & AerCap Ireland Capital Limited Notes		4,400,000	4,400,000	—	2017-2022
DBS revolving credit facility		300,000	300,000	—	2018
Citi revolving credit facility		3,000,000	—	3,000,000	2018
AIG revolving credit facility		500,000	—	500,000	2019
Other unsecured debt		40,863	40,863	—	2022
TOTAL UNSECURED		19,011,085	15,511,085	3,500,000
Secured
Export credit facilities	106	$2,375,985	$2,375,985	$—	2015-2025
Senior secured notes	146	2,550,000	2,550,000	—	2016-2018
Institutional secured term loans	194	3,290,471	3,290,471	—	2020-2021
ALS II debt	30	269,913	269,913	—	2038
AerFunding revolving credit facility	30	2,160,000	886,523	1,273,477	2019
AeroTurbine revolving credit agreement (a)		550,000	326,530	223,470	2019
Other secured debt	103	2,778,086	2,778,086	—	2015-2026
Boeing 737 800 pre-delivery payment facility		80,136	80,136	—	2015
TOTAL SECURED		14,054,591	12,557,644	1,496,947
Subordinated
ECAPS subordinated notes		$1,000,000	$1,000,000	$—	2065
Junior Subordinated Notes		500,000	500,000	—	2045
Subordinated debt joint ventures partners		64,280	64,280	—	2015-2022
TOTAL SUBORDINATED		1,564,280	1,564,280	—
	609	$34,629,956	$29,633,009	$4,996,947

(a)             AeroTurbine’s assets serve as collateral for the AeroTurbine revolving credit facility.

Contractual obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases and exclude deferred debt discount and fair value adjustments. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

Contractual obligations excluding purchase obligations	2015 - remaining	2016	2017	2018	2019	Thereafter	Total
	(U.S. dollars in thousands)
Unsecured debt facilities	$1,263,126	$1,577,959	$2,700,000	$1,070,000	$3,100,000	$5,800,000	$15,511,085
Secured debt facilities (a)	728,382	2,330,717	1,031,382	2,329,013	1,616,128	4,522,022	12,557,644
Subordinated debt facilities	—	—	—	—	—	1,564,280	1,564,280
Estimated interest payments including the effect of derivative instruments (b)	702,710	1,303,485	1,069,467	904,444	687,465	3,642,679	8,310,250
Operating leases (c)	6,355	9,960	13,390	11,518	9,655	75,816	126,694

(a)             Includes $326.5 million outstanding under AeroTurbine’s revolving credit facility.

(b)             Estimated interest payments for floating rate debt included in this table are based on rates as of June 30, 2015. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(c)              Represents contractual payments on our office and facility leases. It does not include minimum sublease rentals receivable of $0.3 million in the future under non-cancellable subleases.

A summary of our purchase obligations can be found in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015. During the six months ended June 30, 2015, we purchased 28 aircraft under the existing commitments. On June 16, 2015, we signed an agreement with Boeing for an order of 100 Boeing 737 MAX 8 aircraft with deliveries starting in 2019. The order has a total value of approximately $10.7 billion based on the current list price; however we will receive significant concessions from Boeing which will lower the purchase price of each aircraft. We made a definitive agreement payment upon the agreement signing, and expect no other payments during the remainder of 2015, 2016 and 2017, and expect to make payments of approximately $0.8 billion during 2018 based on the current delivery schedule. During the six months ended June 30, 2015, we also entered into purchase and lease back agreements to purchase nine Boeing 737 MAX 8 aircraft. As of June 30, 2015, we had commitments to purchase 461 new aircraft for delivery through 2022.

Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. Many of the aircraft currently on order have not been financed. In order to meet our commitments under our forward purchase contracts, our debt commitments, and to maintain an adequate level of unrestricted cash, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations, and we may need to raise additional funds through selling aircraft or other aircraft investments and, if necessary, from capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new indebtedness or equity or equity-linked securities.

Off-Balance Sheet Arrangements

We had an economic interest in AerCo. AerCo entered into a creditor’s winding up on August 4, 2015. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, during the three and six months ended June 30, 2015, we did not consolidate the financial results of AerCo in our Condensed Consolidated Financial Statements. Historically the investment in AerCo had been written down to zero. We do not expect to realize any value from the creditor’s winding up of AerCo.

We have entered into three joint ventures: AerDragon, in which we have a 17% equity interest, ACSAL, in which we have a 19% equity interest and AerLift, in which we have a 39% equity interest, none of which qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with Part I. Financial Information — Item 1. Note 9 - Derivative assets and liabilities and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015, which provides further information on our derivative instruments.

Interest Rate Risk

Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the governments’ monetary policies, global economic factors and other factors beyond our control.

We enter into leases whose rents are based on fixed and variable interest rates, and fund our operations primarily with a mixture of fixed and floating rate debts. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. We manage this exposure primarily through the use of interest rate caps, fixing the rate on debt, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The table below provides information as of June 30, 2015 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps and swaps.

The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate caps
Average notional amounts	$1,725.6	$2,264.3	$1,811.1	$1,103.8	$700.8	$289.0	$47.7	$20.1
Weighted average strike rate	1.98%	2.15%	2.36%	2.67%	2.49%	2.55%	2.94%

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate swaps
Average notional amounts	$3.8	$—	$—	$—	$—	$—	$—	$(0.1)
Weighted average strike rate	2.68%	—	—	—	—	—	—

The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay substantially all of our expenses in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our expenses paid in foreign currencies and an increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

Inflation

Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, adversely affected materially by inflation.

PART II OTHER INFORMATION

Legal Proceedings

Please refer to Part I. Financial Information — Item 1. Note 20 - Commitments and contingencies in this report.

Item 1. Risk Factors

RISKS RELATED TO OUR BUSINESS

There have been no material changes to the disclosure related to the risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015, except for an update to the following risk factor.

We are subject to various risks and requirements associated with transacting business in many countries.

Our international operations expose us to trade and economic sanctions and other restrictions imposed by the United States, the United Kingdom, or other governments or organizations. For example, the U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the Foreign Corrupt Practices Act (“FCPA”), and other federal statutes and regulations, including those established by the Office of Foreign Asset Control (“OFAC”). Under these laws and regulations, the government may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could materially and adversely impact our business, operating results, and financial condition.

On May 21, 2015, OFAC designated Al Naser Airlines of Iraq, a person and entity related to Al Naser Airlines, and nine individual aircraft, including two aircraft that we had previously sold to Al Naser Airlines, as blocked persons. Also on May 21, 2015, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) added Al Naser Airlines and another related person and entity to its Denied Persons List. The OFAC and BIS designations were based on Al Naser’s reported diversion of the nine aircraft to a sanctioned entity, Mahan Air, in Iran, after purchasing the aircraft from multiple sources, and based on Al Naser’s attempted purchase of other aircraft for the same purpose. Based on our internal review to date, there is no indication that the Company or any of its employees were aware of any such diversion. The BIS and OFAC investigations are ongoing and, in connection therewith, on May 27, 2015, OFAC issued a subpoena to the Company requesting information, including information related to other transactions that may have led to aircraft being diverted to Iran. The Company is cooperating fully with the investigations, which are in their early stages.

We have implemented and maintain in effect policies and procedures designed to ensure compliance by us, our subsidiaries and our directors, officers, employees, consultants and agents with respect to various export control, anti-corruption, anti-terrorism and anti-money laundering laws and regulations. However, such personnel could engage in unauthorized conduct for which we may be held responsible. Violations of such laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could materially and adversely affect our financial results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

In February 2015, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares. In May 2015, the Board of Directors authorized an additional $500 million, increasing the total authorization under the program to $750 million.

On June 9, 2015, the Company completed the repurchase of 15,698,588 of its ordinary shares from AIG for $750 million, at an approximate price per share of $47.77. The repurchase program was completed in June 2015.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.